Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES FILING OF TECHNICAL REPORT
FOR WHEELER RIVER

Toronto, ON – March 16, 2018 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today announces that it filed a technical report under Canadian Securities Administrators' National Instrument 43-101 Standard of Disclosure for Mineral Projects for its 63.3% owned Wheeler River Project in Saskatchewan titled "Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada" dated March 15, 2018 with an effective date of March 9, 2018.

The technical report is posted on the Company's website at www.denisonmines.com and is available under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

This report supports the disclosure made by the Company in its news release dated January 31, 2018, "Denison announces 88% increase in indicated resources at Wheeler River with updated mineral resource estimate for the Gryphon deposit” (the "News Release") and there are no material differences in the technical report from the information disclosed in the News Release.

As outlined in the News Release, the updated mineral resource estimate for Wheeler River is highlighted by a significant increase in the estimated mineral resources for the property’s basement-hosted Gryphon uranium deposit and an overall 88% increase in the Indicated Mineral Resources estimated for the Wheeler River project.

Resource Update Highlights:

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The Gryphon deposit is estimated to contain, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

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Wheeler River is also host to the Phoenix deposit, which is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8).

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With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds of U3O8 (1,809,000 tonnes at 3.3% U3O8), which will be used to support the Pre-Feasibility Study ("PFS") initiated for the project in July 2016 and expected to be completed during 2018.

Qualified Persons

The technical report was authored by Mr. Mark Mathisen, C.P.G. of Roscoe Postle Associates Inc. and Ken Reipas, P.Eng of SRK Consulting (Canada) Inc., independent Qualified Persons in accordance with the requirements of NI 43-101.

The technical information contained in this release has been reviewed and approved by Mr. Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 351,000 hectares in the Athabasca Basin region, including approximately 316,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and / or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the results of, and estimates, assumptions and projections provided in, the technical report, and expectations regarding the completion of a PFS. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 23, 2017 available under its profile at www.sedar.com and its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.